UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at July 15, 2009

ROCKWELL DIAMONDS INC.
Ste. 1020 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: July 20, 2009

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View
Isle of Houghton,
Cnr. Carse O'Gowrie & Boundary Road
Houghton Estate, Johannesburg, 2198,
South Africa
--
Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Canada

ROCKWELL ANNOUNCES RESULTS FOR FIRST QUARTER OF FISCAL 2010

July 15, 2009, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces financial results for the three months ending May 31, 2009. Information is presented in Canadian currency unless otherwise indicated.

Rockwell is engaged in alluvial diamond production with focus on the mining and development of alluvial diamond deposits that yield high value gemstones. The Company is currently active at three alluvial operations: Holpan, Klipdam, and Saxendrift. A fourth operation, Wouterspan, is currently on care and maintenance.

The Company has an excellent pipeline of brownfields projects, the majority of these being high level terraces on the south bank of the Middle Orange River, in the same area as its Saxendrift mine. Such terraces are typically represented by higher grades than lower terraces in the same area. Rockwell has also investigated other potential diamond acquisitions which would provide accretive value to the Company; however, it is unlikely to pursue these acquisition opportunities, unless an exceptional opportunity should appear, until such time as current financial and diamond market conditions improve.

During the first quarter of fiscal 2010, prices for international rough diamond sales firmed, particularly in the 2 to 10 carat range, as demand for these goods increased. This follows the 50% or more decline in diamond prices experienced in late 2008 and early 2009 related to the global financial crisis and concomitant freezing of credit in the banking and diamond businesses. Current pricing levels are estimated to be at about 55% of previous year prices.

Although trading conditions in the rough diamond business remain challenging, the Company is encouraged with the recent improvement in its sales prices which reflects a combination of improved market conditions and a better diamond mix from increased production levels.

Highlights

•          Average diamond price received by Rockwell increased to US$555 per carat, up 75% from the low of US$318 per carat obtained in the previous quarter. The average price per carat received at recent monthly tenders demonstrates strengthening prices: US$531 in March, US$585 in May, US$700 in June and US$835 in July.
•         Average cash operating cost for the group during the quarter was US$2.60 per tonne compared to an average cost in the US$3.00 - 3.50 per tonne range that was forecasted. Cash operating cost for the each operation was: Holpan US$2.45 per tonne; Klipdam US$2.68 per tonne and Saxendrift US$2.45 per tonne. The average total cost for all the operations including rehabilitation, hire purchase payments and royalties was US$4.78 per tonne.
•         On March 3, 2007, Rockwell acquired the mining and prospecting rights to Portion 6 of the Farm Niewejaarskraal 40 and certain mining equipment situated on Niewejaarskraal, including a dense media separation plant previously erected and operated by Trans Hex.   On March 4, 2009, Rockwell was granted Ministerial Consent to the cession of the Mining Rights to the Company and registration of such rights in its name.

Overview

In the three month period ended May 31, 2009:
•         4,021.74 carats were produced at the Holpan/Klipdam and Saxendrift operations.
•         5,116.29 carats were sold at an average price of US$554.79 per carat.
•         Profit share of US$454,952.95 was received from the sale by Steinmetz [1] of two stones, totalling 68.29 carats, from Wouterspan.
•         Revenues from sales were $3.9 million.
•         Cost of sales and amortization totalled $6.6 million, resulting in an operating loss of $2.7 million for the period.
•         Net general and administrative expenses amounted to $2.7 million, a write down of assets of $0.7 million plus a future tax recovery of $1.8 million resulting in a net loss of $4.0 million or $0.02 per share.

Diamonds in inventory at May 31, 2009 totalled 2,431.02 carats valued at $1,558,051. Inventory in the financial statements has been valued at net realisable value in the current period.

Production, Sales and Inventory

In the three month period ended May 31, 2009:

Operation	PRODUCTION			SALES
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)
Holpan	190,660	986.99	0.52	1,144.49	316,344	276.41
Klipdam*	210,710	1,607.82	0.76	2,472.86	1,183,274	478.50
Wouterspan	-	-	-	561.69	269,087	479.07
Saxendrift	236,963	1,426.93	0.60	937.25	1,069,744	1,141.36
Total	638,333	4,021.74	0.63	5,116.29	2,838,449	554.79

Operation	INVENTORY
	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	839.82	986.99	1,144.49	683.01
Klipdam*	1,742.31	1,607.82	2,472.86	877.38
Wouterspan	576.85	-	561.69	13.71
Saxendrift	367.21	1,426.93	937.25	856.92
Total	3,526.19	4,021.74	5,116.29	2,431.02

*Included in the Klipdam production and inventory are 199.89 carats from bulk sampling at Windsorton, a prospecting right which is adjacent to the Klipdam mining operation.

Profit and Loss

For the three months ending May 31, 2009, the Company had a loss of $4.1 million compared to a net loss of $0.8 million for the three months ending May 31, 2008. The loss was due to the continued weakness in the diamond market that commenced in the fourth quarter of fiscal 2009, along with the ongoing global credit crisis which caused a total collapse in the demand and prices of diamonds. Operations at the Wouterspan property are still in care and maintenance in order to preserve the Company's cash reserves.

During the three months ending May 31, 2009, the Company realized diamond sales of $3.9 million compared to $7.3 million for the three months ending May 31, 2008. This decrease was a result of the economic crisis which has caused diamond prices to collapse, resulting in prices still remaining approximately 50% below those achieved prior to November 2008.

Mining costs for the period were $4.9 million compared with $4.6 million inthe quarter ending May 31, 2008. Operations at the Holpan and Klipdam Mines were impacted by heavy seasonal rainfall and operations at Saxendrift were impacted by irregularities in the electrical supply from Eskom (National Energy Supplier). Amortisation and depletion for the quarter was $1.8 million compared to $2.6 million in the quarter ending May 31, 2008. The current results are mainly due to lower carat production as depletion is calculated based on the number of carats produced during the period.

Administrative costs for the quarter were $2.6 million compared to $2.8 million incurred in the quarter ending May 31, 2008. Management has been successful in containing costs, even though the Company incurred significant legal expenditures for a special shareholders meeting requested by Pala Investments Holdings Ltd. ("Pala") and associated costs related to the proxy challenge by Pala.

At May 31, 2009, the Company had cash and equivalents of $2.2 million and an overdraft balance of $3.7 million, for a net overdraft balance of $1.5 million. This compares to cash and cash equivalents of $4 million and an overdraft balance of $3.5 million at February 28, 2009. Working capital deficit is now $6.6 million compared to a positive working capital of $0.6 million at February 28, 2009.

To meet short term liquidity requirements, Rockwell has invoked a payment holiday over its lease obligations. The Company successfully negotiated a payment holiday relating to its Komatsu equipment with one if its equipment lessors, enabling a reduction of its cash commitments by approximately South African Rand ("ZAR") 4 million ($546,000) per month.

The average cash consumption, or expenditure rate in the first quarter of fiscal 2010 is approximately ZAR 5 million (approximately $685,000) per month. This cash expenditure rate has gradually been improving as sales have increased over the first three months. The improved diamond prices and the reduced cash outflow from the payment holiday on its lease obligations, has resulted in a positive cash flow from operations subsequent to the end of the quarter. Should the improving trend for diamond prices continue, along with a weakening of the South African Rand, the Company anticipates that it should generate sufficient cash flow at the end of the payment holiday.

Additional details can be found in the Company's Financial Statements and Management's Discussion and Analysis which are filed on www.sedar.com.

Plans Moving Forward

Rockwell's priority is to maintain flexibility and resourcefulness to overcome the challenges of the world economic crisis and the concomitant significant decline in international diamond prices. In this respect the Company continues to manage costs, leverage diamond sales, and increase production to maximize revenues at its operations.

Ongoing improvements to processing plants, mining operations, and understanding of resources have combined to achieve a production target of about 2,300 carats in June; July production is on target to achieve a similar level. In conjunction with the foregoing, the Company has successfully lowered its cash operating costs to below US$3.00 per tonne in fiscal 2010. These initiatives remain at the forefront of the Company's proposed future activities.

The Board of Directors of Rockwell has proposed a rights offering to strengthen the Company's balance sheet. Details of this financing will be circulated shortly.

The Company is also actively pursuing the identification and recruitment of suitably qualified and experienced personnel to strengthen its Board of Directors, management, financial and engineering staff.

Rockwell continues to review market conditions and, subject to the diamond market showing higher and sustainable diamond prices going forward, intends to re-commission the Niewejaarskraal mine, located on a high level terrace to the west of its Saxendrift operation, and to modernize and re-commission the Wouterspan operation.

The Company will host a telephone conference call on Thursday, July 16 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialing (888) 293-8961 (toll free) or (719) 325-2363 (toll) in North America, 0 800 404-7656 (toll free) in the United Kingdom and 080 09 82089 (toll free) in South Africa. A live and archived audio webcast will also be available at on the Company's website at www.rockwelldiamonds.com.

The conference call will be archived for later playback until July 23, 2009 and can be accessed by dialing (888) 203-1112 (toll free) in Canada and the United States, or (719) 457-0820 and using the pass code 5600484.

For further information, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.

[1] Certain quality diamonds are manufactured and sold under an agreement with Steinmetz Diamond Group.